UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13E-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

CONVEY HEALTH SOLUTIONS HOLDINGS, INC.

(Name of the Issuer)

Convey Health Solutions Holdings, Inc.

TPG Cannes Aggregation, L.P.

Commodore Parent 2022, LLC

TPG VIII Cannes Holdings, L.P.

TPG Partners VIII, L.P.

TPG GenPar VIII, L.P.

TPG GenPar VIII Advisors, LLC

TPG HC Cannes Holdings, L.P.

TPG Healthcare Partners, L.P.

TPG Healthcare Partners GenPar, L.P.

TPG Healthcare Partners GenPar Advisors, LLC

TPG Global, LLC

Stephen C. Farrell

Timothy Fairbanks

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

21258C108

(CUSIP Number of Class of Securities)

Stephen C. Farrell Timothy Fairbanks c/o Convey Health Solutions Holdings, Inc. 100 SE 3rd Avenue, 26th Floor Fort Lauderdale, FL 33394 (800) 559-9358	Convey Health Solutions Holdings, Inc. 100 SE 3rd Avenue, 26th Floor Fort Lauderdale, FL 33394 (800) 559-9358

Deirdre Harding

TPG Cannes Aggregation, L.P., Commodore Parent 2022, LLC, TPG VIII Cannes Holdings, L.P., TPG Partners VIII, L.P., TPG GenPar VIII, L.P., TPG GenPar VIII Advisors, LLC, TPG HC Cannes Holdings, L.P., TPG Healthcare Partners, L.P., TPG Healthcare Partners GenPar, L.P., TPG Healthcare Partners GenPar Advisors, LLC and TPG Global, LLC

301 Commerce St., Suite 3300

Fort Worth, Texas 76102

(817)-871-4000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Aaron Gruber Andrew Wark Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019	H. Oliver Smith Darren Schweiger Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	Marni Lerner Sebastian Tiller Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on July 25, 2022, and subsequently amended by Amendment No. 1 filed on August 25, 2022, and Amendment No. 2 filed on September 1, 2022, and as amended hereby, together with all exhibits thereto and hereto, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act by (a) Convey Health Solutions Holdings, Inc., a Delaware corporation (“Convey”), the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”), of Convey that are the subject of the Rule 13e-3 transaction; (b) TPG Cannes Aggregation, L.P., a Delaware limited partnership (the “Majority Stockholder”); (c) Commodore Parent 2022, LLC, a Delaware limited liability company and wholly owned, direct subsidiary of the Majority Stockholder (“Parent”); (d) TPG VIII Cannes Holdings, L.P., a Delaware limited partnership; (e) TPG Partners VIII, L.P., a Delaware limited partnership; (f) TPG GenPar VIII, L.P., a Delaware limited partnership; (g) TPG GenPar VIII Advisors, LLC, a Delaware limited liability company; (h) TPG HC Cannes Holdings, L.P., a Delaware limited partnership; (i) TPG Healthcare Partners, L.P., a Delaware limited partnership; (j) TPG Healthcare Partners GenPar, L.P., a Delaware limited partnership, (k) TPG Healthcare Partners GenPar Advisors, LLC, a Delaware limited liability company, (l) TPG Global, LLC, a Delaware limited liability company, (m) Stephen C. Farrell, a natural person and (n) Timothy Fairbanks, a natural person. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated June 20, 2022 (the “Merger Agreement”), by and among Convey, Parent and Commodore Merger Sub 2022, Inc., a Delaware corporation and wholly owned, direct subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, on October 7, 2022, Merger Sub merged with and into Convey, with Convey continuing as the surviving corporation (the “Surviving Corporation”) and as a subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

On September 1, 2022, Convey filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger, and the accompanying Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. Capitalized terms used but not defined in this Final Amendment have the meanings ascribed to such terms in the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information contained in this Final Amendment, including the Transaction Statement incorporated herein by reference, concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) and (d) Source of Funds; Conditions; Borrowed Funds. Item 10(a), Item 10(b) and Item 10(d) are hereby amended and supplemented by adding the following language:

Concurrently with the filing of this Final Amendment, Convey is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”), which is incorporated by reference herein as Exhibit (a)(2). Item 1.01 of the Form 8-K is hereby incorporated by reference into this Item 10.

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following language:

On June 21, 2022, following the execution of the Merger Agreement, the Majority Stockholder, which as of June 20, 2022 (the record date for the determination of the stockholders of Convey entitled to vote on the adoption of the Merger Agreement) beneficially owned more than a majority of the issued and outstanding shares of Common Stock and more than a majority of voting power of capital stock of Convey, delivered to Convey a written consent adopting, approving and ratifying in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Written Consent”).

On October 7, 2022, Convey and Parent filed a Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”), pursuant to which the Merger became effective (such time, the “Effective Time”). As a result of the Merger, Convey became a subsidiary of Parent.

At the Effective Time, pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive $10.50 per share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). However, the Merger Consideration was not paid in respect of (a) any shares that were owned by Convey and not held on behalf of third parties and any shares that were owned by the stockholders of Convey who did not vote in favor of the Merger Agreement or the Merger (or consent thereto in writing) and who have demanded and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law, in each case, that were issued and outstanding immediately prior to the Effective Time and (b) the Rollover Shares and each share issued and outstanding immediately prior to the Effective Time that was owned by a the Majority Stockholder, Parent or Merger Sub, which, in the case of the shares described in clause (b), were converted into 0.01 shares of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”).

Additionally, at the Effective Time:

●	Each option to acquire Common Stock (each, a “Convey Option”), whether vested or unvested, remained outstanding and continued to be subject to the same terms and conditions as immediately prior to the Effective Time, as set forth in the Cannes Holding Parent, Inc. 2019 Equity Incentive Plan and the Convey Holding Parent, Inc. 2021 Omnibus Incentive Plan (collectively, the “Convey Equity Plans”), as applicable, and award agreement, except that: (i) each Convey Option became exercisable for that number of shares of Surviving Corporation Common Stock equal to the product of (A) the number of shares of Common Stock subject to the Convey Option immediately before the Effective Time multiplied by (B) 0.01; and (ii) the per share exercise price for each share of Surviving Corporation Common Stock issuable upon exercise of the Convey Option became equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Common Stock of such Convey Option immediately before the Effective Time by (B) 0.01.

●	Each then outstanding Convey restricted stock unit award that vests solely based on the passage of time (each, a “Convey RSU Award”), Convey restricted stock unit award that vests based on the achievement of predetermined performance goals (each, a “Convey PSU Award”) and Convey long-term incentive award (each, a “Convey LTI Award”) granted under the Convey Equity Plans, or Long Term Incentive Award Terms and Conditions, as applicable, remained outstanding and continue to be subject to the same terms and conditions as immediately prior to the Effective Time, as set forth in the applicable Convey Equity Plan and award agreement or Notice of Long Term Incentive Award and Long Term Incentive Award Terms and Conditions, as applicable, except that each Convey RSU Award, Convey PSU Award and Convey LTI Award (to the extent such Convey LTI Award settles in shares), as applicable, will settle in a number of shares of Surviving Corporation Common Stock equal to the number of shares subject to the Convey RSU Award, Convey PSU Award and Convey LTI Award, as applicable, immediately before the Effective Time multiplied by 0.01.

Prior to the opening of trading on October 7, 2022, Convey notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed and that the Certificate of Merger had been filed, and requested that the NYSE suspend trading of Common Stock on the NYSE prior to the opening of trading on October 7, 2022. Convey also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Common Stock from the NYSE and deregistration of such shares under Section 12(b) of the Exchange Act. As a result, shares of Common Stock will no longer be listed on the NYSE.

In addition, Convey intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Common Stock under Section 12(g) of the Exchange Act and the suspension of Convey’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Common Stock.

On October 7, 2022, Convey and Parent issued a joint press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K, and is incorporated by reference herein as Exhibit (a)(3).

ITEM 16. EXHIBITS

Exhibit No.	Description
(a)(1)*	Definitive Information Statement of Convey Health Solutions Holdings, Inc.

(a)(2)	Current Report on Form 8-K, filed on October 7, 2022 (filed on October 7, 2022 and incorporated herein by reference)

(a)(3)	Press Release, dated October 7, 2022 (filed as Exhibit 99.1 to Convey Health Solutions Holdings, Inc.’s Current Report on Form 8-K, filed on October 7, 2022 and incorporated herein by reference)

(b)(1)*	Debt Commitment Letter, dated June 20, 2022, by and among Ares Capital Management LLC and PSP Investments Credit USA LLC

(b)(2)*	Amended and Restated Debt Commitment Letter, dated July 12, 2022, by and among Ares Capital Management LLC, PSP Investments Credit USA LLC and New Mountain Finance Advisers BDC, L.L.C.

(c)(1)*	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Convey Health Solutions Holdings, Inc. dated June 20, 2022

(c)(2)*	Confidential discussion materials prepared by Centerview Partners LLC, dated May 13, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(c)(3)*	Confidential discussion materials prepared by Centerview Partners LLC, dated May 31, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(c)(4)*	Confidential discussion materials prepared by Centerview Partners LLC, dated June 3, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(c)(5)*	Confidential discussion materials prepared by Centerview Partners LLC, dated June 7, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(c)(6)*	Confidential discussion materials prepared by Centerview Partners LLC, dated June 20, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(d)(1)*	Agreement and Plan of Merger, dated as of June 20, 2022, by and among Convey Health Solutions Holdings, Inc., Commodore Parent 2022, LLC and Commodore Merger Sub, 2022 Inc.

(d)(2)*	Form of Rollover and Support Agreement

(f)(1)*	Section 262 of the Delaware General Corporation Law

107*	Filing Fee Table

* Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 7, 2022

CONVEY HEALTH SOLUTIONS HOLDINGS, INC.

By:	/s/ Timothy Fairbanks
Name:	Timothy Fairbanks
Title:	Chief Financial Officer and Executive Vice President

COMMODORE PARENT 2022, LLC

By:	/s/ Ken Murphy
Name:	Ken Murphy
Title:	Chief Operating Officer

TPG CANNES AGGREGATION, L.P.

By: TPG GenPar VIII, L.P., its general partner

By: TPG GenPar VIII Advisors, LLC, its general partner

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG VIII CANNES HOLDINGS, L.P.

By: TPG GenPar VIII, L.P., its general partner

By: TPG GenPar VIII Advisors, LLC, its general partner

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG PARTNERS VIII, L.P.

By: TPG GenPar VIII, L.P., its general partner

By: TPG GenPar VIII Advisors, LLC, its general partner

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG GENPAR VIII, L.P.

By: TPG GenPar VIII Advisors, LLC, its general partner

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG GENPAR VIII ADVISORS, LLC

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG HC CANNES HOLDINGS, L.P.

By: TPG Healthcare Advisors, Inc., its general partner

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG HEALTHCARE PARTNERS, L.P.

By: TPG Healthcare Partners GenPar, L.P., its general partner

By: TPG Healthcare Partners GenPar Advisors, LLC, its general partner

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG HEALTHCARE PARTNERS GENPAR, L.P.

By: TPG Healthcare Partners GenPar Advisors, LLC, its general partner

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG HEALTHCARE PARTNERS GENPAR ADVISORS, LLC

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG GLOBAL, LLC

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

STEPHEN C. FARRELL

/s/ Stephen C Farrell

TIMOTHY FAIRBANKS

/s/ Timothy Fairbanks